Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

October 8, 2009

Catalyst earns climate leadership recognition for third year

Richmond, (BC) – Catalyst Paper (TSX:CTL) has been named a Climate Disclosure Leader in recognition of exceptional transparency relating to climate change. Catalyst has appeared on this ranking since 2007, based on the quantity and depth of information provided to the global Carbon Disclosure Project (CPD).  It is one of two Canadian manufacturing companies and the only forest-products company to earn this recognition for 2009.

Ninety-seven Canadian companies, representing 77 per cent of the market capitalization of the Toronto Stock Exchange, responded to the annual CDP survey and 15 were named Climate Disclosure Leaders. The CDP conducted seven such surveys internationally, and is the largest repository of corporate greenhouse gas (GHG) emissions data in the world.  It carried out this year’s survey on behalf of 475 institutional investors managing $55 trillion in assets.

“Carbon and energy management are a good fit with our focus on operational efficiency,” said Richard Garneau, president and CEO. “As investors put more attention on carbon issues in their assessment of long-term risks and returns, the CDP recognition helps to highlight that Catalyst has done the advance work expected of industry players in today’s marketplace.”

In 2008, Catalyst achieved a 73 per cent reduction in GHG emissions at its Canadian operations relative to a 1990 baseline. The company is a member of World Wildlife Fund’s Climate Savers program and in mid-2007 introduced Catalyst Cooled™ manufactured carbon-neutral papers.

The CDP’s Canada report was released today at Conference Board of Canada events across the country, as global negotiation over a successor to the 1990 Kyoto Protocol edges toward conclusion in Copenhagen this December. Catalyst continues to press government policy makers for regulations, credit schemes and incentive programs that adequately recognize reductions already achieved by early-acting companies.

Catalyst Paper manufactures diverse specialty printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With six mills strategically located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL.  Catalyst is listed on the Jantzi Social Index® and is also ranked by Corporate Knights as one of the 50 Best Corporate Citizens in Canada.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713